Exhibit 99.1

2Q 2019 Earnings Release
July 23, 2019
Posco
With POSCO

Disclaimer
This presentation was prepared and circulated to release the informations regarding the company’s business performance to shareholders and investors prior to the completion of auditing for the period of the second quarter of 2019. As figures in this presentation are based on unaudited financial statements, certain contents may be subject to modification in the course of auditing process.
This presentation contains certain forward-looking statements relating to the business, financial performance and results of the company and/or the industry in which it operates. The forward-looking statements set forth herein concern future circumstances and results and other statements that not historical facts, and are solely opinions and forecasts which are uncertain and subject to risks. Therefore, the recipients of this presentation shall be aware of that the forward-looking statements set forth herein may not correspond to the actual business performance of the company due to changes and risks in business environments and conditions.
The sole purpose of this presentation is to assist persons in deciding whether they wish to proceed with certain investments to the company. The company does not make any representation or warranty, expressly or impliedly, as to the accuracy and completeness of this presentation or of the information contained herein and shall not have any liability for the informations contained in this presentation.
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Contents
2Q 2019 Business Performance 2019 Business Outlook
Appendix
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2Q 2019 Earnings Release July 23, 2019

2Q 2019 Business Performance
- Parent Performance
- Consolidated Performance
- Financial Soundness
- Subsidiary Performance
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Parent Performance_Production/Sales
Production
(thousand tons)
Crude Steel
Product
9,406 9,444 9,377
9,027 9,040
8,855
QoQ
+38
-185
2Q18 1Q19 2Q19
Sales
(thousand tons, %)
Sales Volume Domestic Sales WTP Sales Ratio
8,960
9,283
8,746
QoQ
-537
57.5
55.3 57.4
+2.1%p -0.1%p
29.6 29.7 29.6
2Q18 1Q19 2Q19
While crude steel production increased, product production decreased by 185 thousand tons due to production line maintenance
·Pohang) #2HR/CR, CGL, Gwangyang) #4HR/CR, #7CGL ·Production volume : HR -84, CR -94 thousand tons
(thousand tons) 2Q18 1Q19 2Q19 QoQ
Carbon Steel 8,493 8,542 8,389 -153
STS 534 498 466 -32
In WTP volume, semi-products and un-ordered products are excluded from total sales
Planned maintenance carried out heavily in 2Q affected production volume, and sales reduced by 537k tons
·Sales volume : HR -197, Plate -23 thousand tons
(thousand tons) 2Q18 1Q19 2Q19 QoQ
Domestic 5,151 5,131 5,024 -107 Export 3,809 4,152 3,722 -430 WTP* 2,482 2,611 2,449 -162 Product Inventory 1,070 1,198 1,227 +29
*WTP(World Top Premium) includes World First/World Best products
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2Q 2019 Earnings Release July 23, 2019

Parent Performance_Financials
P/L
(billion KRW, %)
Revenue Operating Profit OP Margin
7,705 7,817 QoQ 7,476
-341
822 833
724
-109
10.7% 10.7%
9.7% -1.0%p
2Q18 1Q19 2Q19
Financial Structure
QoQ
20.0% 17.4% 17.8%
-2.2%p
Liabilities Ratio
Net Debt -2.24 +0.33 -3.12
(trillion KRW) -3.45
2Q18 1Q19 2Q19
Despite sales price hike on strong dollar, OP decreased from lower sales volume and higher raw material price
·Sales Price : Carbon steel +13, STS +99 thousand won/ton
- Exchange rate +42KRW/U$ : (1Q19) 1,125 (2Q19) 1,167KRW/U$
[Operating Profit]
-91 QoQ +154 -81 Raw material -91
-109 price up Sales price Production/ Cost increase, 833 up Sales volume etc. 724 billion down KRW
1Q19 2Q19
Cash balance and liabilities reduced on paying income taxes, dividends and repaying bonds
·Income taxes payable 540, dividends payable 400 repayment of won-denominated bond 350 billion KRW
[Cash Balance & Debt]
(billion KRW) 2Q18 1Q19 2Q19 QoQ
Cash Balance 6,317 7,735 7,110 -625
Debt 4,074 4,282 3,991 -291
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7

Consolidated Performance


P/L
(billion KRW, %)
Revenue
Operating Profit
OP Margin
16,083
16,014
16,321
1,252
1,203
1,069
7.8%
7.5%
6.5%
2Q18
1Q19
2Q19
QoQ
+307
-134
-1.0%p


Financial Structure
Liabilities Ratio
Net Debt
(trillion KRW)
67.7%
68.8%
65.0%
11.7
9.0
9.2
2Q18
1Q19
2Q19
QoQ
-3.8%p
+0.2

○ While steel segment weakened, global&infra showed solid performance, mainly in Myanmar gasfield business, to record 1 trillion KRW OP for 8 consecutive quarters

- Steel : POSCO weakened as steel market continued to lackluster
- Global&Infra : Trading and E&C segments improved

【Aggregated Operating Profit】

(billion KRW)	1Q19	2Q19	QoQ
Steel	893	805	-88
Overseas steel	12	38	+26
Global&Infra*	293	300	+7
New Growth*	21	15	-6

* Global&Infra includes non-steel businesses excluding chemical, New Growth segment includes chemical business

○ Liabilities declined on continuous debt reduction and payment of income tax payable to mark the lowest consolidated liabilities ratio since 2010

- Overseas/Domestic subsidiaries' debt reduction (-732 billion KRW)
  - POSCO -291 billion KRW, POSCO Energy -44 billion KRW
  - Overseas incl. PT.KP, P-Maharashtra, CSPC* -342 billion KRW

【Cash Balance & Debt】

(billion KRW)	2Q18	1Q19	2Q19	QoQ
Cash Balance	9,569	10,887	10,021	-866
Debt	21,270	19,932	19,199	-733

* CSPC : China Suzhou Processing Center

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Financial Soundness_Consolidated
Continued to enhance financial soundness maintaining consolidated debt below 20 tril KRW and D/E at 2.6x
Debt
Gross Debt Net Debt
22.7 21.1 20.2
19.9 19.2
15.1
11.5 9.5
9.0 9.2
2016 2017 2018 1Q19 2Q19
Interest Coverage Ratio
* Quarterly figures are annualized
12.1x 11.9x
10.3x 10.2x
9.2x
2016 2017 2018 1Q19 2Q19
Debt to EBITDA
* Based on Moody’s, Quarterly figures are annualized
4.1x
2.9x
2.7x
2.5x 2.6x
2016 2017 2018 1Q19 2Q19
Liabilities Ratio
74.0%
68.8% 67.3%
66.5% 65.0%
2016 2017 2018 1Q19 2Q19
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Subsidiary Performance_Domestic
POSCO International
· Earnings improved as Myanmar gas sales increased and performance of trading segment remained steady
- Gas sales: (‘19.1Q) 51.3 (‘19.2Q) 53.9 billion ft3
Revenue
Operating Profit
(billion KRW)
5,688
5,736
6,075
113
159
178
2Q18 1Q19 2Q19
POSCO Energy
· Earnings squeezed as electricity price(SMP) dropped (109 85KRW/kWh) entering off-season
Revenue
Operating Profit
(billion KRW)
417
535
399
3
54
2
2Q18 1Q19 2Q19
POSCO E&C
· Operating profit recovered supported by the base effect from 1Q and accelerated progress rate of housing business
- Yeouido Parc 1, Pyeongtaek Jije housing project, etc.
Revenue
Operating Profit
(billion KRW)
1,647
1,516
1,782
87
38
78
2Q18 1Q19 2Q19
POSCO Chemical
· Operating profit reduced as sales volume of refractories fell and lime calcination plant was under maintenance
Revenue
Operating Profit
(billion KRW)
324
343
358
20
21
16
2Q18 1Q19 2Q19
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Subsidiary_Overseas
PT. Krakatau POSCO
· While sales volume went up, operating profit slipped as raw material prices hiked
- Sales volume(+29k tons) : (1Q) 742 (2Q) 771
446
Revenue 439 435
Operating Profit
(million USD) 50
21 15
2Q18 1Q19 2Q19
POSCO Maharashtra
· Revenue and OP improved on increase of shipment and sales price
- Sales volume(+36k tons) : (‘19.1Q) 395 (‘19.2Q) 431
384
Revenue 313 347
Operating Profit
(million USD) 38
3 7
2Q18 1Q19 2Q19
Zhangjiagang STS (ZPSS)
· While demand still weakens with STS market inventory increase, profitability sustained by expanding WTP sales and reducing costs
- WTP sales volume(+9k tons) : (1Q) 86 (2Q) 95
Revenue 729
665 695
Operating Profit
(million USD)
2 7 6
2Q18 1Q19 2Q19
POSCO SS VINA
· Revenue decreased from weaker sales volume due to intensified domestic competition
- Sales volume (-17k tons) : (‘19.1Q) 229 (‘19.2Q) 212
Revenue 150 134
125
Operating Profit
(million USD)
-8 -8 -7
2Q18 1Q19 2Q19
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2019 Business Outlook
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2Q 2019 Earnings Release July 23, 2019

2019 Business Outlook
Parent Consolidated
(trillion KRW)
31.1 Revenue 66.8
Crude Steel Production 37.7 million tons
Product Sales 36.2 million tons
5.4 Capex 6.1
Reserve 1.4 Reserve 1.6
4.7 Debt 20.0
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Appendix
Market & Outlook
- Global Steel Demand
- Domestic Steel Demand
- Raw Materials Outlook
Summarized F/S_Parent Summarized F/S_Consolidated
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14

Global Steel Demand

Chinese Steel Market

"Economic boost in China, strong raw material prices will sustain steel prices steady"

- ✓ Concerns exist over downward trend of economic growth rate (1Q) 6.4%→(2Q) 6.2%
  - Automobile, machinery, and overall manufacturing industries show weak production level, which leads to manufacturing PMI going below base line of 50 to 49.4 in May and June
- ✓ In contrast, 2nd half will demonstrate demand improvement on economic boost policy and additional support measures
  - In 2H, effects from expanding infrastructure investment and tax reduction will be seen in full swing

【Chinese Steel Price/Manufacturing PMI】


HR Domestic Price (U$/ton)
632 637 635 615 559 559 560 568 572 588 582 566 575
Manufacturing PMI
51.2 51.3 50.8 50.2 50.0 49.4 49.5 49.2 50.5 50.1 49.4 49.4
50
'18.7 8 '18.9 10 11 12 '19.1 2 3 4 5 6 7

* Bloomberg(2019.7), National Bureau of Statistics of China(2019.7)

Demand by Region

"Global steel demand growth is forecast to slow down in 2019 due to economic uncertainties"

- ✓ Despite slowing economy and trade disputes between the U.S. and China, Chinese steel demand forecast is lifted in 2019 from previous zero growth to 1% supported by the expectations over government's boost policy
- ✓ Advanced countries will see slightly moderate demand growth from economic weakness
- ✓ Emerging economies including India and Southeast Asia will show 5~7% growth while geographical risks will drag demand growth in MENA region

【Steel Demand Outlook】 (million tons)

Region	2016	2017	2018(f)	YoY	2019(f)	YoY
US	91.9	97.7	100.2	2.5%	101.4	1.3%
EU	157.9	162.7	169.7	4.3%	170.2	0.3%
China	681.0	773.8	835.0	7.9%	843.3	1.0%
India	83.6	88.7	96.0	8.3%	102.8	7.1%
ASEAN	74.1	71.0	74.6	5.0%	78.8	5.6%
MENA	72.6	71.7	68.6	-4.3%	68.2	-0.6%
World	1,520	1,632	1,712	4.9%	1,735	1.3%

* World Steel Association(2019.4)

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2Q 2019 Earnings Release | July 23, 2019

Domestic Steel Demand
Demand Industry
Automobile
Despite consumption promoting measures, production recovery will be delayed with weak consumer sentiment and end of OEM manufacturing
Auto Production (thousand cars)
1,129
957 1,071 898
2018.4Q 2019.1Q 2Q 3Q(f)
Shipbuilding
Shipbuilding volume will show sound growth in 2019 backed by increased new orders in 2017 and 2018
Shipbuilding Volume
(million GT)
6.3
4.9 5.0 2.5
2018.4Q 2019.1Q 2Q 3Q(f)
* Clarkson(2019.7), POSRI(2019.7)
Construction
Construction investment will moderately improve in 2019 on increasing SOC orders in 2H while private housing sector is sluggish
Construction Investment (YoY)
-2.7% -2.0% -5.7% -7.2%
2018.4Q 2019.1Q 2Q(f) 3Q(f)
* Bank of Korea(2019.7) , POSRI(2019.7)
* Korea Automobile Manufacturers Association(2019.7), POSRI(2019.7)
Steel Supply and Demand
(million tons)
2016 2017 2018 2019(f)
1Q 2Q(f) 3Q(f)
YoY Nominal Consumption 57.2 56.3 53.7 54.1 13.5 14.2 12.9 + 2.1% Export 30.8 31.7 30.4 30.2 7.7 7.5 7.7 - 1.7% Production 74.3 77.1 75.2 74.4 18.4 19.0 18.4 - 0.0% Import 13.7 10.9 8.9 9.9 2.7 2.7 2.2 + 6.8%
Including Semi-Product 23.7 19.7 15.4 16.4 4.5 4.5 3.5 + 4.1%
* POSRI(2019.7)
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16

Raw Materials Outlook

Iron Ore

2019.2Q	Strong demand from growth of steel production, coupled with supply disruption due to Vale's dam accident in Brazil in January and cyclone in West Australia in March, resulted in tight iron ore market. Non-market factors such as overheated Chinese futures market also affected the 2Q price to record U$100/ton
2019.3Q	**"3Q fine ore price expected at U$100~110/ton"** While supply condition improves as Vale increases production, market will still be tight as Chinese port re-stocking is prolonged. Meanwhile, measures to cool down overheated futures market are expected, such as lifting trading fee on the Dalian Commodity Exchange (DCE), which will limit the magnitude of further price hike


[Iron Ore Price]
(US$/ton)
71
66
74
65
67
72
83
100
100~110
2017 3Q
2017 4Q
2018 1Q
2018 2Q
2018 3Q
2018 4Q
2019 1Q
2019 2Q
2019 3Q(f)

*62% Fe IODEX CFR China (Quarterly Spot Average)

Coking Coal

2019.2Q	Coal re-stocking demand keeps strong in China and India ahead of peak season for steel. 2Q average price was U$203/ton from temporary supply disruption due to port maintenance in East Australia
2019.3Q	**"3Q HCC price expected at U$170~180/ton"** Price is forecast to decline QoQ as Chinese government puts stricter regulations regarding coal import on major ports such as Jintang and Caofeidian while operation of railways and port infrastructure in East Australia is back to normal as rainy season ended. Weakening spot trading in India with the start of monsoon period will also lower price


[Coking Coal Price]
(US$/ton)
189
204
229
190
188
221
206
203
170~180
2017 3Q
2017 4Q
2018 1Q
2018 2Q
2018 3Q
2018 4Q
2019 1Q
2019 2Q
2019 3Q(f)

*Premium Coking Coal FOB Australia (Quarterly Price)

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Summarized F/S _Parent Income Statement
2Q 18 1Q 19 2Q 19 QoQ
Crude Steel Production (thousand tons) 9,377 9,406 9,444 +38
Product Sales (thousand tons) 8,960 9,283 8,746 -537
STS 528 506 448 -58
Carbon Steel Sales Price (thousand KRW) 730 722 735 +13
(billion KRW)
Revenue 7,705 7,817 7,476 -341 Cost of Goods Sold 6,431 6,728 6,484 -244 Gross Profit 1,274 1,089 992 -97 SG&A 452 256 268 +12
Operating Profit 822 833 724 -109
(Operating Margin) (10.7%) (10.7%) (9.7%) (-1.0%p)
Non-Operating Profit -33 90 21 -69
Net Profit 580 671 545 -126
(Net Margin) (7.5%) (8.6%) (7.3%) (-1.3%p)
* Transportation charge is re-categorized from SG&A to cost of goods sold in accordance with the amendment of K-IFRS 1115 (Recognized since 4Q18)
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Summarized F/S _Parent Balance Sheet
(billion KRW)
2Q 18 1Q 19 2Q 19 QoQ
Current Assets 15,652 17,603 17,599 -4 Cash Balance* 6,317 7,734 7,110 -624 Accounts Receivable 4,420 4,449 4,281 -168 Inventories 4,463 4,998 5,385 +387 Current Ratio(%) 383.4% 422.7% 566.7% +144.0%p Non-Current Assets 38,356 37,609 37,039 -570
Other Long-term financial assets 1,269 1,200 1,269 +69
PP&E 21,234 19,953 19,321 -632 Total Assets 54,008 55,212 54,638 -574
Liabilities 7,998 9,211 8,245 -966 Current Liabilities 4,082 4,164 3,106 -1,058 Non-Current Liabilities 3,916 5,047 5,139 +92 Interesting-bearing Debt 4,074 4,282 3,991 -291 Liabilities Ratio(%) 17.4% 20.0% 17.8% -2.2%p
Equity 46,010 46,001 46,393 +392
* Cash Balance : Cash and cash equivalents, Short-term financial instruments, Short-term trading securities, Short-term securities, Current portion of held-to-maturity securities
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Summarized F/S _Consolidated Income Statement
(billion KRW)
2Q 18 1Q 19 2Q 19 QoQ
Revenue 16,083 16,014 16,321 +307
Gross Profit 2,164 1,813 1,614 -199
(Gross Margin) (13.5%) (11.3%) (9.9%) (-1.4%p)
SG&A 912 610 545 -65
Operating Profit 1,252 1,203 1,069 -134 (Operating Margin) (7.8%) (7.5%) (6.5%) (-1.0%p) Non-Operating Profit -93 -66 -96 -30
Share of Profit(Loss) of Equity-accounted Investees -56 67 75 +8
Finance Income and Costs -174 -57 -77 -20
Foreign Currency Transaction &
-150 18 -17 -35
Translation Gain(Loss)
Net Profit 580 778 681 -97
(Net Margin) (3.6%) (4.9%) (4.2%) (-0.7%p)
Profit Attributable to Owners of the
545 741 612 -129
Controlling Company
* Transportation charge is re-categorized from SG&A to cost of goods sold in accordance with the amendment of K-IFRS 1115 (Recognized since 4Q18)
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Summarized F/S_Consolidated Balance Sheet
(billion KRW)
2Q 18 1Q 19 2Q 19 QoQ
Current Assets 33,348 34,678 34,046 -632 Cash Balance* 9,569 10,887 10,021 -866 Accounts Receivable 9,661 10,110 9,926 -184 Inventories 10,639 11,259 11,708 +449 Current Ratio(%) 167.2% 183.0% 192.7% +9.7%p Non-Current Assets 46,587 45,062 44,933 -129
Other Long-term financial assets** 2,741 2,541 2,598 +57
PP&E 31,426 30,486 30,340 -146 Total Assets 79,935 79,740 78,979 -761 Liabilities 32,266 32,495 31,105 -1,390
Current Liabilities 19,939 18,945 17,672 -1,273 Non-Current Liabilities 12,327 13,550 13,433 -117 Interesting-bearing Debt 21,270 19,932 19,199 -733 Liabilities Ratio(%) 67.7% 68.8% 65.0% -3.8%p
Equity 47,669 47,245 47,874 +629
Owners of the Controlling Company 43,933 43,945 44,457 +512
* Cash Balance : Cash and cash equivalents, Short-term financial instruments, Short-term trading securities, Short-term securities, Current portion of held-to-maturity securities ** Includes other receivables
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Aggregated Earnings by Segment
(billion KRW)
Revenue Operating Profit Net Profit Segment
2Q18 1Q19 2Q19 2Q18 1Q19 2Q19 2Q18 1Q19 2Q19 Steel 12,724 12,556 12,509 1,024 893 805 668 635 520 Global&Infra* 12,416 12,156 12,876 272 293 300 9 177 147 Trading 9,507 9,371 9,950 140 180 206 -6 73 90 E & C 1,825 1,638 1,884 86 25 53 38 21 12 Energy 450 568 433 12 66 12 8 68 13 I C T 222 223 232 16 11 15 -44 7 16 New Growth* 335 383 370 21 21 15 17 31 15
Total 25,475 25,095 25,755 1,317 1,207 1,200 694 843 682
* Global&Infra segment includes non-steel businesses excluding chemical, New Growth segment includes chemical business
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